UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-32715

Interleukin Genetics, Inc.

 (Exact Name of Registrant as specified in its charter)

135 Beaver Street, Waltham, MA 02452 (781) 398-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

All authorized Preferred and Common stock

(Title of each lass of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6 Rule 15d-22(b)	☒ ☐ ☒ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 127

 Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2017	By:	/s/ Barry Kallander
	Title	President